

January 10, 2024

Lawrence Elbaum
Partner, Vinson & Elkins L.L.P.
Walt Disney Co.
1114 Avenue of the Americas
32nd. Floor
New York, NY 10036

> **Re: Walt Disney Co.**
> **Soliciting Materials filed pursuant to Rule 14a-12 by Blackwells Capital LLC et al.**
> **Filed January 3, 2024**
> **File No. 001-38842**

Dear Lawrence Elbaum:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Soliciting Materials filed pursuant to Rule 14a-12

Press Release, page 1

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide the support described for the following disclosure:

    *   that the solicitation by Trian "...is disconnected from the needs of Disney stakeholders";
    *   that Trian's solicitation in 2023 was "unnecessary";
    *   that "...Mr. Peltz's latest effort is driven by animus against Mr. Iger, and an ego-

driven urge to claim credit for a transformation already underway";
- your reference to a "disgruntled former Disney employee"; and,
- that "Mr. Peltz and his coterie seem to fail that test, time and time again" in reference to your belief that "Individuals seeking to gain representation on Disney's Board must have skillsets that the Board needs as well as a demonstrable record of creating value for all stakeholders."

2.   You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your statement listed below. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

- Your allegation that Trian and Mr. Peltz "appear to be grouping" with Ancora in a tacit reference (along with the letter filed as exhibit 2) to a failure to comply with federal securities laws and regulations.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions